ALLIED TECHNOLOGIES GROUP, INC.

28A Horbow-Kolonia

Zalesie, Poland 21-512

Telephone +48833111672

E-mail: alliedtechgroup@gmail.com

February 8, 2012

United States

Securities and Exchange Commission

Washington, DC 20549

To the Attention of:  Ms. Tracey Smith, Mr. Terence O’Brien, Ms. Era Anagnosti and Mr. Craig Slivka

Re: Allied Technologies Group, Inc.

Registration Statement on Form S-2/A,

Filed on February 1, 2012

Filing No. 333-178472

Dear Ms. Era Anagnosti and Mr. Craig Slivka:

Further to your letter dated February 8, 2012, concerning the deficiencies in Registration Statement on Form S-1/A filed on February 1, 2012, we provide the following responses:

Exhibit 23.1

1. SEC Comment: Please amend your Form S-1 to include as an exhibit an updates consent from Silberstein Ungar, PLLC  that references the correct document. In this regard, the consent included in the second amendment refers to the first amendment.

Response: In response to this comment an updated consent from Silberstein Ungar, PLLC was provided as requested.

Please direct any further comments or questions you may have to the company's attorney, W. Scott Lawler at:

W. Scott Lawler

Attorney at Law

4960 S. Gilbert Ave., Ste. 1-11

Chandler, AZ 85249

Tel: (602) 466-3666

Fax: (602) 633-1617

Thank you.

Sincerely,

/S/ Ihar Yaravenka

Ihar Yaravenka, President